How does Dr. Kleinfeld stack up to one of the best in the business?

SHAREHOLDER CEO CANDIDATE
BLUE PROXY CARD



LARRY LAWSON
**CEO AND PRESIDENT,
SPIRIT AEROSYSTEMS HOLDINGS INC. 2013 – 2016**

CURRENT CEO
WHITE PROXY CARD



KLAUS KLEINFELD
**CEO AND PRESIDENT,
ALCOA/ARCONIC INC. 2008 – PRESENT**

LARRY LAWSON	KLAUS KLEINFELD

CEO SHAREHOLDER RETURN RANK VERSUS PEERS

TOP QUARTILE	WORST

SHAREHOLDER RETURN AS CEO	SHAREHOLDER RETURN RELATIVE TO S&P 500 AS CEO	SHAREHOLDER RETURN RELATIVE TO PEERS AS CEO	SHAREHOLDER RETURN AS CEO	SHAREHOLDER RETURN RELATIVE TO S&P 500 AS CEO	SHAREHOLDER RETURN RELATIVE TO PEERS AS CEO
153%	108%	115%	-69%	-150%	-156%

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SOURCE: BLOOMBERG. RETURNS CALCULATED OVER RESPECTIVE CEO'S TENURE AND ASSUMING DIVIDENDS ARE REINVESTED. PEERS ARE SELF-REPORTED PURSUANT TO EACH COMPANY'S 2016 PROXY STATEMENT.

How has Dr. Kleinfeld's compensation tracked his performance?

-69%
Total shareholder return as Alcoa's CEO

$128 Million
Amount paid to Dr. Kleinfeld over 9 years as Alcoa's CEO





$128M

MORE THAN $15 BILLION OF VALUE DESTROYED

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SOURCE: BLOOMBERG. -69% RETURN DATE RANGE: 5/1/2008 – 10/31/2016. $128M IS DR. KLEINFELD'S TOTAL COMPENSATION AS CEO REPORTED IN ALCOA'S PROXY STATEMENTS FROM 2009 – 2016, AND ARCONIC'S 2017 PRELIMINARY PROXY STATEMENT. $15B DECLINE IN VALUE IS THE DECLINE IN ALCOA'S MARKET CAPITALIZATION BETWEEN 5/1/2008 AND 10/31/2016.

What happened to every dollar that investors put into Alcoa stock when Dr. Kleinfeld became CEO?





8 YEARS LATER, THEY HAD 31¢!!!



Investors in the S&P 500 index would have $1.50

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SOURCE: BLOOMBERG. DATES USED FOR CALCULATING SHAREHOLDER RETURN PER $1.00 INVESTED: 5/1/2008 – 10/31/2016. RETURNS ASSUME DIVIDENDS ARE REINVESTED.

What is at stake for Arconic shareholders?

Arconic's stock price has already gained more than 30% in response to Elliott's calls for change — but independent experts at Morgan Stanley think the value could go even higher.

"We also acknowledge activism could create an opportunity to highlight value that is even higher at $40."

— Morgan Stanley | Feb. 1



MORGAN STANLEY SCENARIO

+30% INCREASE IN VALUE SINCE ELLIOTT WENT PUBLIC ON JAN 31ST

GORDAN HASKETT SCENARIO IF KLEINFELD CONTINUES AS CEO

$40
$31
$29
$27
$25
$23
$21
$19
$17

11/30 12/7 12/14 12/21 12/28 1/4 1/11 1/18 1/25 2/1 2/8 2/15 2/22

By contrast, noted research firm Gordon Haskett has observed that shareholders could see large declines in the value of their holdings if the Company defeats the Shareholder Nominees, leaving Dr. Kleinfeld entrenched in his job.

"We see as much as 20% downside if Kleinfeld continues as CEO."

— Gordon Haskett | Feb. 13

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SOURCE: BLOOMBERG. SHARE PRICE CHART 11/30/2016 – 2/28/2017. INCREASE IN VALUE SINCE 1/31/2017 POST-CLOSE TRADING LOW

What about Dr. Kleinfeld's track record at Alcoa suggests he would be a good CEO for Arconic?

S&P 500 Returns, 5/1/2008 - 10/31/2016



**Nothing.
Dr. Kleinfeld produced the worst shareholder return of any continuously tenured S&P 500 CEO.**

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SOURCE: BLOOMBERG. ANALYSIS EXCLUDES FREEPORT-MCMORAN DUE TO OFFICE OF THE CHAIRMAN STRUCTURE. COMPANIES WITH RETURNS IN EXCESS OF 500% EXCLUDED FOR FORMATTING PURPOSES.

What Are the Experts Saying About the Case for Leadership Change?

"I think it would be a better company if the Elliott guys got on this board than this current board."

— Jim Cramer, CNBC Squawk Box

"Focus on the business...it seems to be a business that continues to fall short of Wall Street's forecasts."

— Steven Davidoff Solomon, The New York Times

"We believe there is substantial room for improvement across all aspects of the business and especially in the EPS segment."

— Credit Suisse

"We are of the view that there is considerable margin / revenue expansion opportunity at the company as highlighted by our updated bull case ($40 per share)."

— Morgan Stanley Research

"Lawson, 58, a veteran of Lockhead Martin Corp., has a reputation as a tough manager who gets results."

— Jack Kaskey and Julie Johnson, Bloomberg

Other large holders have rallied around the activist's call for a management shakeup ... First Pacific Advisors, for example, emphasizes value investing and built up a sizeable stake in Alcoa Inc. in 2013 ... years before the company separated the Arconic aluminum-parts business.

— Brooke Sutherland, Bloomberg Gadfly

"At Spirit...Mr. Lawson was credited with turning round its financial performance."

— Ed Crooks, Financial Times

"A new CEO is an important positive catalyst to more expeditiously improve the company's operations and increase its margins while rationalizing capital expenditures / M&A opportunities."

— Wolfe Research

"Elliott has a good case."

— Robert Cyran, Reuters Breakingviews

